Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

CHMP, the advisory committee of the European Medicines Agency (EMA), announced on September 21 that it had issued a positive opinion recommending approval of Apealea in combination with carboplatin for treatment of patients with a first relapse of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer and fallopian tube cancer. The CHMP considered that the product has a positive benefit-risk balance and that it is approvable for the above-mentioned indications. The European Commission subsequently confirmed the CHMP’s opinion and granted centralized marketing authorization with unified labelling that is valid in the 28 countries of the European Union (EU), as well as in Norway, Iceland and Liechtenstein. The company now has demonstrably sound data to proceed with to other countries and with few exceptions European approval is accepted as full confirmation and local approval processes are mainly of an administrative nature. Preparations for an application to the US Food and Drug Administration (FDA) are now ongoing and are top priority. Paclical/Apealea reported in April 2016 that all the objectives in the phase III study on ovarian cancer had been achieved and that positive results had been attained. This study will form the basis of submissions to the authorities.

Pursuant to new Russian rules, the Russian Ministry of Health carried out a full GMP inspection of Oasmia’s facility. After the summer an official GMP certificate was received from the Russian authorities and it is thus possible to resume deliveries. In November all the inventories that had been built up over the summer were delivered. Further deliveries will be made on a continuous basis in the time ahead, which will then be produced by our third party supplier, Baxter. In order to cover the need in Russia and in the time ahead from the EU and other markets, a new five-year manufacturing agreement was signed with Baxter in November. Oasmia has now stopped producing Apealea in Uppsala and has instead started commercial production abroad for all markets. Production in Uppsala is now being adapted to produce Doxophos and Docecal.

Doxophos Vet presented positive efficacy and safety data during the quarter. This clinical data forms the basis of the application to the FDA for conditional approval, which is expected to be submitted during 2019. The indication is lymphoma, which is one of the most common forms of cancer in dogs. Doxophos Vet has been granted MUMS designation by the FDA, which allows this shorter approval process. All assets in the veterinary medicine area have been transferred to Oasmia’s wholly-owned subsidiary in the US, AdvaVet, Inc. The aim is for AdvaVet to be financed and act separately, with a view to listing AdvaVet on the Nasdaq in New York. It is the US that is the principal market for the type of treatments that Paccal Vet and Doxophos Vet are designed for and the time until approval is also considerably shorter there compared with Europe, for example. This is due to the fact that so-called conditional approval can be obtained if the products are unique and for indications where few or no other approved products exist.

PRODUCT DEVELOPMENT

HUMAN HEALTH

Paclical/Apealea

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s XR17 technology, which is also patented. Apealea has orphan drug status (see below) in the US for the indication of ovarian cancer. The product is called Paclical in Russia but Apealea in Europe. Paclical is approved for the treatment of ovarian cancer in the EU, Russia and some further markets.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 2 (22)

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with around 250,000 new annual cases globally. The study included 789 patients in sixteen countries. The final phase III study report, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval.

In June 2018, Oasmia presented the phase III study on ovarian cancer at ASCO, the American Association of Clinical Oncology, which is the world’s largest congress in clinical oncology. The presentation also included further previously unreported sub-group analyses.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical). Approval was received for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs. Price negotiations are ongoing with the authority.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17. A clinical pharmacokinetic crossover study and a randomized clinical study, both in comparison with Taxotere for the indication of metastatic breast cancer, are ongoing. Both studies were started in 2016 and the last of a total of 228 patients at 17 clinics in 5 countries has now completed treatment. The results of the randomized study will form the basis of the application for market registration in Russia as a first market and the two studies will form the basis of discussion with other authorities such as EMA for Europe and the FDA for the US.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results, amongst other things, in shorter infusion times and no need for premedication of patients, which are positive properties compared with previously existing drugs based on the same active ingredients.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

In November 2018 a new manufacturing patent was granted in the US for XR17. This patent allows a simpler manufacturing method, at the same time as it achieves a greater outcome compared to other competing methods. The patent thus comprises all products manufactured using XR17 and it is valid until 2036.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company is actively looking for a partner together with whom Oasmia can drive the project forward.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 3 (22)

Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (US) years for the indication, when market approval has been obtained.

ANIMAL HEALTH

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. In February 2014, Paccal Vet was granted conditional approval by the FDA for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia has been granted MUMS designation (see below) by the US Food and Drug Administration (FDA) for Paccal Vet for the treatment of mastocytoma, mammary carcinoma and squamous cell carcinoma.

The primary objective of the company is to successfully broaden distribution of the product and reach a larger number of veterinary clinics. Paccal Vet has previously been available to a limited number of specialists in the field of veterinary oncology. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval to allow the start of a new study that can confirm a new treatment regimen.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication of lymphoma.

In February 2015, a pivotal phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. The positive outcome of the study was reported in October 2018 and will form the basis of the application for approval to the FDA.

AdvaVet Inc.

Oasmia has transferred the veterinary medicine assets to the American subsidiary AdvaVet Inc. All veterinary assets for the products Doxophos Vet and Paccal Vet have now been transferred to the subsidiary.

AdvaVet has been built up with American management during the spring and summer of 2018. Five members, the majority of whom are from the US, have been recruited to AdvaVet’s Board. Moreover, a CEO and a CFO as well as certain other key positions are now in place.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 4 (22)

By concentrating work on the American market and at the same time bringing in external resources, we expect to have a better future base for the company’s veterinary products Paccal Vet and Doxophos Vet. In parallel are we evaluating additional external products to include in our product offer. In the time ahead the work on external financing will continue in parallel with development of the product candidates and planning and commercialization. The aim is to list AdvaVet on the Nasdaq Capital Market in New York and the intention is to have SEC to evaluate the listing prospectus during the first calendar quarter of 2019. For the time being the company continues to be wholly owned by Oasmia.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 5 (22)

THE COMPANY

Deferred tax liability of MSEK 32.8 related to transfer of the veterinary assets

A future tax expense related to transfer of the veterinary assets from Sweden to the US ahead of the listing of AdvaVet was recognized in the period. This expense has no impact on the cash flow.

Apealea® received a positive opinion from the CHMP regarding the EU

The European Medicines Agency’s (EMA) advisory committee, CHMP, issued a positive opinion recommending approval of Apealea in combination with carboplatin for treatment of patients with a first relapse of platinum-sensitive epithelial ovarian cancer, primary peritoneal cancer and fallopian tube cancer. The CHMP considers that the product has a positive benefit-risk balance and that it is approvable for the above-mentioned indications.

Doxophos Vet presented positive data in a pivotal study

Positive efficacy and safety data for Doxophos Vet were presented in a study with previously untreated dogs suffering from lymphoma. Oasmia’s patented nanoparticulate form of doxorubicin is a breakthrough, especially as there is still no veterinary registered doxorubicin formulation approved. This data will form the basis for an application to the FDA for conditional approval of Doxophos Vet. Oasmia’s wholly-owned subsidiary, AdvaVet, owns all rights

No orphan drug classification of Apealea in the EU

Oasmia withdrew its previous application for orphan drug classification of Apealea, as the prevalence of women with ovarian cancer is several times greater than the EU’s limit value.

Annual General Meeting

Oasmia Pharmaceutical held its Annual General Meeting on September 25, 2018. All Board members were reelected for a further period. PWC were elected as new company auditors. Apart from standard items on the agenda, the Board was authorized to issue no more than 62 million new shares up until the next Annual General Meeting, on one or more occasions.

GMP certificate issued by the Russian Ministry of Health

Owing to new requirements on the part of the Russian Ministry of Health, Oasmia was inspected in the spring. The inspection proceeded without any significant remarks and in August the GMP certificate was finally received. The approval means, amongst other things, that deliveries to Russia can be resumed.

The company issued convertible debt instruments of MSEK 35.2 and MSEK 80 respectively

32 convertible debt instruments were issued at a price of SEK 1,100,000 each. These convertible debt instruments mature on September 7, 2019. They carry interest of 8% and can be converted at a price of SEK 7.70 per share. Full conversion would entail the issue of 4,571,424 new shares.

On October 30, 40 convertible debt instruments were issued at a price of MSEK 2 each. They mature in one year, carry interest of 5% and can be converted at a price of SEK 14.50 should holders decide to convert to shares.

The company’s previous loan from Nexttobe loan was replaced

The loan the company previously had from Nexttobe was in full taken over by MGC Capital and extended until no later than September 30, 2019. Arwidsro declined from participating in settling Oasmia’s debt to Nexttobe.

EVENTS AFTER CLOSING DAY

The European Commission approved Apealea

The European Commission confirmed the recommendation of EMA’s scientific committee and approved Apealea for the EU. The decision also comprises Iceland, Liechtenstein and Norway.

The company has signed a new five-year agreement with Baxter

To ensure the long-term supply of Apealea (Paclical) to the EU and other markets, a new five-year manufacturing agreement has been entered into with Baxter Oncology GmbH.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 6 (22)

A new US patent for the XR17 nanotechnology platform was approved

After the end of the period the American patent authorities USPTO granted a patent for the company’s unique manufacturing method for production of new drug formulations using nanotechnology. The patent is valid until 2036.

The company’s previous loan from Nexttobe was offset and fully regulated

Oasmia intends to issue notice to an extraordinary general meeting at the request of a shareholder

As communicated in a press release dated November 28, 2018, on the basis of Chapter 7 Section 13 of the Swedish Companies Act, Arwidsro Investment AB and Per Arwidsson requested that Oasmia shall convene and extraordinary general meeting. Arwidsro has initiated legal proceeding against Oasmia in which Arwidsro claims that it has rights to 23,225,806 warrants which MGC Capital on 31 October 2018 used to subscribe for shares in Oasmia. Oasmia has requested that an interim court decision regarding this matter shall be repealed immediately. It is to early to predict how and when this disagreement will be settled.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 7 (22)

FINANCIAL INFORMATION1

Consolidated income statement in brief

	2018	2017	2018	2017	2017/18
TSEK	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales	158	1,651	287	1,671	3,169
Change in inventories of products in progress and finished goods	0	(7)	(230)	(14)	(1,450)
Capitalized development costs	3,858	1,998	6,307	4,202	9,157
Other operating income	201	1,446	258	1,480	1,753
Operating expenses	(26,844)	(27,217)	(55,820)	(57,887)	(116,352)
Operating income (loss)	(22,627)	(22,129)	(49,199)	(50,549)	(103,724)
Net income (loss) for the period	(60,982)	(25,094)	(92,084)	(56,807)	(118,013)
Earnings (loss) per share, before and after dilution in SEK	(0.33)	(0.14)	(0.51)	(0.36)	(0.71)
Comprehensive income (loss) for the period	(61,099)	(25,102)	(92,196)	(56,817)	(118,036)

SECOND QUARTER

August 1 – October 31, 2018

Net sales

Net sales amounted to TSEK 158 compared to TSEK 1,651 in the second quarter the previous year and consisted of sales of supplies to the tune of TSEK 84 compared to TSEK 56 in the second quarter the previous year and of royalties of TSEK 74 compared to TSEK 0 in the second quarter the previous year. Last year’s net sales also included invoiced distribution rights of TSEK 1,595 in connection with the agreement entered into with the Russian distributor.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK 0 during the quarter compared to TSEK (7) in the corresponding quarter the previous year

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 3,858 compared to TSEK 1,998 in the second quarter the previous year. The capitalized development costs during the quarter are attributable to Paclical in their entirety. The Paccal Vet studies did not have any activity during the quarter. Capitalization during the corresponding period the previous year consisted of capitalization of development costs of TSEK 1,891 for Paclical while TSEK 107 stemmed from Paccal Vet.

Other operating income

Other operating income amounted to TSEK 201 compared to TSEK 1,446 in the second quarter the previous year. In the corresponding period the previous year a payment of TSEK 1,300 was received in connection with a legal dispute, which was reported as Other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were marginally lower than for the corresponding quarter the previous year and amounted to TSEK 26,844 compared to TSEK 27,217 in the second quarter the previous year.

The number of employees at the end of the quarter was 57 compared to 58 at the end of the second quarter the previous year.

Income tax

Oasmia has transferred all of its veterinary medicine assets to the American subsidiary AdvaVet Inc., including capitalized development expenditure of MSEK 109 for Paccal Vet. The transfer triggered a deferred tax expense of TSEK 32,822. This figure was TSEK 0 in the corresponding quarter the previous year. However, this did not impact cash flow during the period.

1 Figures within parentheses represent negative amounts.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 8 (22)

Net loss for the quarter

The net loss after tax was TSEK 60,982 compared to TSEK 25,094 in the second quarter the previous year. Operating income for the quarter was TSEK (22,627), which is almost completely in line with operating income for the corresponding period the previous year, TSEK (22,129). The greater loss is instead due to the deferred tax expense (see above) and to higher financial expenses of TSEK 5,538, compared to TSEK 2,970 in the second quarter the previous year.

Oasmia’s business activities were not affected by seasonal variation or cyclical effects.

THE PERIOD

May 1 – October 31, 2018

Net sales

Net sales amounted to TSEK 287 compared to TSEK 1,671 in the corresponding period the previous year and consisted of sales of supplies to the tune of TSEK 138 compared to TSEK 76 in the corresponding period the previous year and of royalties of TSEK 149 compared to TSEK 0 in the corresponding period the previous year. Last year’s net sales also included invoiced distribution rights of TSEK 1,595 in connection with the agreement entered into with the Russian distributor.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (230) during the period compared to TSEK (14) in the corresponding period the previous year

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 6,307 compared to TSEK 4,202 in the corresponding period the previous year. The capitalized development costs during the period are attributable to Paclical in their entirety. The Paccal Vet studies did not have any activity during the period. Capitalization during the corresponding period the previous year consisted of capitalization of development costs of TSEK 4,094 for Paclical while TSEK 107 stemmed from Paccal Vet.

Other operating income

Other operating income amounted to TSEK 258 compared to TSEK 1,480 in the corresponding period the previous year. In the corresponding period the previous year a payment of TSEK 1,300 was received in connection with a legal dispute, which was reported as Other operating income.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding period the previous year and amounted to TSEK 55,820 compared to TSEK 57,887 in the corresponding period the previous year. The decrease is primarily due to lower costs for clinical studies during the first quarter of the financial year.

The number of employees at the end of the period was 57 compared to 58 at the end of the corresponding period the previous year.

Operating income for the period

Operating income for the period showed a loss of TSEK 49,199 compared to a loss of TSEK 50,549 for the corresponding period the previous year. The difference compared to the previous year stems from lower income from both sales and other operating income, which is more than compensated for, however, by lower employee benefit expenses and lower costs for clinical studies.

Income tax

Oasmia has transferred all of its veterinary medicine assets to the American subsidiary AdvaVet Inc., including capitalized development expenditure of MSEK 109 for Paccal Vet. The transfer triggered a deferred tax expense of TSEK 32,822. This figure was TSEK 0 in the corresponding period the previous year. However, this did not impact cash flow during the period.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 9 (22)

Net loss for the period

The net loss after tax was TSEK 92,084 compared to TSEK 56,807 in the corresponding period the previous year. The difference between the periods primarily stems from this year’s deferred tax expense (see above) and to higher financial expenses this year of TSEK 10,077, compared to TSEK 6,291 in the corresponding period the previous year.

Oasmia’s business activities were not affected by seasonal variation or cyclical effects.

Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 44,539 compared to TSEK 71,044 in the corresponding period the previous year. The improvement compared to last year is primarily attributable to the positive development of working capital and lower interest paid.

The cash outflow from investing activities was TSEK 7,960 compared to an outflow of TSEK 4,788 in the corresponding period the previous year. Capital expenditure during the period comprised investments in intangible assets of TSEK 7,331 compared to TSEK 4,658 in the corresponding period the previous year and consisted of capitalized development costs of TSEK 6,307 compared to TSEK 4,202 in the corresponding period the previous year and of patents of TSEK 1,024 compared to TSEK 456 in the corresponding period the previous year. Investments in property plant and equipment were TSEK 628 compared to TSEK 130 in the corresponding period the previous year. These investments comprised advance payment for production equipment in their entirety.

The cash inflow from financing activities amounted to TSEK 41,515 compared to TSEK 116,625 in the corresponding period the previous year. This was due to an inflow of TSEK 68,200 from the issuance of convertible debt instruments, of which TSEK 17,000 comprised convertible debt instruments issued during the previous financial year, but not yet paid for at April 30, 2018. In addition to this inflow, borrowings of TSEK 26,000 were repaid.

Financing

Oasmia had a loan of TSEK 102,419 from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carried interest of 8.5 percent. During the period another lender, MGC Capital Ltd, took over the loan plus accrued interest, in total TSEK 110,552. MGC subsequently redeemed 33,870,967 warrants for a total value of TSEK 105,000, which were offset against the above-mentioned loan. This means that at October 31, 2018 a loan from MGC of TSEK 5,552 remained. This loan carries interest of 8.5 percent and falls due for repayment on September 30, 2019.

33,870,967 new shares were issued in conjunction with the above-mentioned redemption of warrants.

In April 2017, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carried interest of 8.5 percent and matured on April 18, 2018. Upon maturity, accrued interest was paid while the principal was replaced by short-term promissory notes carrying interest of 8.5%. Of these, TSEK 24,000 was repaid during the period and TSEK 2,000 remains.

In November 2017, 28 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 28,000. The instruments carry 8.0 percent interest and mature on November 30, 2018 unless there is prior conversion. These convertibles can be converted at a price of SEK 3.10 per share. During the period TSEK 21,000 of these instruments was converted, and thus 6,774,188 new shares were issued. In the event of conversion of the remaining convertibles, 2,258,070 new shares would be issued.

In April 2018, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carry interest of 8 percent and mature on April 22, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 4.90 per share. Full conversion would entail the issue of 5,306,122 new shares. During the period TSEK 19,000 of these instruments was converted, and thus 3,877,548 new shares were issued. In the event of conversion of the remaining convertibles, 1,428,574 new shares would be issued.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 10 (22)

In September 2018, 32 convertible debt instruments were issued at a price of SEK 1,100,000 each, in total TSEK 35,200. These convertible debt instruments carry interest of 8 percent and mature on September 7, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 7.70 per share. Full conversion would entail the issue of 4,571,424 new shares. In October 2018, TSEK 9,900 of these instruments was converted, and thus 1,285,713 new shares were issued. In the event of conversion of the remaining convertibles, 3,285,711 new shares would be issued.

At October 31, 2018, 40 convertible debt instruments were issued at a price of SEK 2,000,000 each, in total TSEK 80,000. These convertible debt instruments carry interest of 5 percent and mature on October 30, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 14.5 per share. Full conversion would entail the issue of 5,517,236 new shares. At October 31, 2018 payment for these convertible debt instruments had not yet been received by the company.

Furthermore, at October 31, 2018 there were non-negotiable promissory notes totalling TSEK 4,000 which carry 8.5 percent interest.

Outstanding warrants

As of October 31, 2018, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,279,250	3,837,750
Warrants which can be converted to one share, Board and management	5,543,182	5,543,182
Warrants which can be converted to one share, others	1,108,094	1,108,094
Convertibles	77	12,489,591
Maximum number of shares		22,978,617

These instruments do not entail any dilution effect as of October 31, 2018, but may do so in the future.

Financial position

The consolidated cash and cash equivalents at the end of the period totalled TSEK 4,607 compared to TSEK 68,791 at the end of the corresponding period the previous year. Interest-bearing liabilities were TSEK 123,387 and consisted of a loan from MGC, convertible debt instruments and non-negotiable promissory notes. The corresponding amount the previous year was TSEK 138,194 and consisted of a loan from Nexttobe, convertible debt instruments and non-negotiable promissory notes.

On October 31st, 2018, the Company placed convertibles of MSEK 80 which had not been paid in at the end of the fiscal quarter.

Unutilized credit facilities at the end of the period amounted to TSEK 5,000 with a bank compared to TSEK 5,000 at the end of the corresponding period the previous year and TSEK 40,000 with one of the principal owners, Alceco International S.A., compared to TSEK 40,000 at the end of the corresponding period the previous year.

At the end of the period equity amounted to TSEK 400,937 compared to TSEK 392,433 at the end of the corresponding period the previous year, the equity/assets ratio was 67% compared to 69% at the end of the corresponding period the previous year and the net debt/equity ratio was 30% compared to 18% at the end of the corresponding period the previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 11 (22)

The Group’s available cash and cash equivalents and unutilized credit facilities at October 31, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Key ratios and other information

	2018	2017	2018	2017	2017/18
	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Number of shares at the end of the period, before and after dilution, in thousands	222,215	176,406	222,215	176,406	176,406
Weighted average number of shares, before and after dilution, in thousands	185,417	175,630	181,196	156,153	166,196
Earnings (loss) per share, before and after dilution, SEK	(0.33)	(0.14)	(0.51)	(0.36)	(0.71)
Equity per share, SEK	1.80	2.22	1.80	2.22	1.96
Equity/assets ratio, %	67	69	67	69	61
Net debt, TSEK	118,780	69,402	118,780	69,402	171,680
Net debt/equity ratio, %	30	18	30	18	50
Return on total assets, %	neg	neg	neg	neg	neg
Return on equity, %	neg	neg	neg	neg	neg
Number of employees at the end of the period	57	58	57	58	58

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity attributable to Parent Company shareholders as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 12 (22)

These have been calculated as follows:

	2018	2017	2018	2017	2017/18
Equity per share	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Equity attributable to Parent Company shareholders at end of period, TSEK	400,951	392,436	400,951	392,436	345,042
Number of shares at end of period, thousands	222,215	176,406	222,215	176,406	176,406
Equity per share, SEK	1.80	2.22	1.80	2.22	1.96

Equity/assets ratio
Equity at end of period, TSEK	400,937	392,433	400,937	392,433	345,036
Total assets at end of period, TSEK	598,907	568,271	598,907	568,271	568,075
Equity/assets ratio	67%	69%	67%	69%	61%

Net debt, TSEK
Convertible debt instruments	111,835	25,275	111,835	25,275	52,841
Other borrowings	11,552	112,919	11,552	112,919	134,419
Total borrowings	123,387	138,194	123,387	138,194	187,260

Cash and cash equivalents	4,607	68,791	4,607	68,791	15,580
Total cash and cash equivalents	4,607	68,791	4,607	68,791	15,580
Net debt	118,780	69,402	118,780	69,402	171,680

Net debt/equity ratio
Net debt, TSEK	118,780	69,402	118,780	69,402	171,680
Equity, TSEK	400,937	392,433	400,937	392,433	345,036
Net debt/equity ratio	30%	18%	30%	18%	50%

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 13 (22)

Financial Statements (Unaudited)

Consolidated income statement

		2018	2017	2018	2017	2017/18
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Net sales		158	1,651	287	1,671	3,169
Change in inventories of products in progress and finished goods		-	(7)	(230)	(14)	(1,450)
Capitalized development costs		3,858	1,998	6,307	4,202	9,157
Other operating income		201	1,446	258	1,480	1,753
Raw materials, consumables and goods for resale		(354)	(793)	(1,325)	(1,120)	(2,953)
Other external expenses		(15,465)	(14,252)	(29,828)	(30,795)	(60,235)
Employee benefit expenses		(9,741)	(11,051)	(22,106)	(23,735)	(48,371)
Depreciation, amortization and impairment		(1,285)	(1,121)	(2,560)	(2,237)	(4,794)
Operating income (loss)		(22,627)	(22,129)	(49,199)	(50,549)	(103,724)

Financial income		5	5	14	33	101
Financial expenses		(5,538)	(2,970)	(10,077)	(6,291)	(14,390)
Financial income and expenses, net		(5,533)	(2,965)	(10,063)	(6,257)	(14,289)

Income (loss) before taxes		(28,160)	(25,094)	(59,262)	(56,807)	(118,013)

Taxes	2	(32,822)	-	(32,822)	-	-
Income (loss) for the period		(60,982)	(25,094)	(92,084)	(56,807)	(118,013)

Income (loss) for the period attributable to:
Parent Company shareholders		(60,982)	(25,091)	(92,076)	(56,804)	(118,007)
Non-controlling interests		-	(3)	(8)	(3)	(6)

Earnings (loss) per share, before and after dilution, SEK		(0.33)	(0.14)	(0.51)	(0.36)	(0.71)

Consolidated statement of comprehensive income

		2018	2017	2018	2017	2017/18
TSEK	Note	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Income (loss) for the period		(60,982)	(25,094)	(92,084)	(56,807)	(118,013)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		(117)	(9)	(112)	(11)	(23)
Total other comprehensive income (loss)		(117)	(9)	(112)	(11)	(23)
Comprehensive income (loss) for the period		(61,099)	(25,102)	(92,196)	(56,817)	(118,036)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(61,099)	(25,099)	(92,188)	(56,814)	(118,030)
Non-controlling interests		-	(3)	(8)	(3)	(6)

Comprehensive earnings (loss) per share, before and after dilution, SEK		(0.33)	(0.14)	(0.51)	(0.36)	(0.71)

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 14 (22)

Consolidated statement of financial position

TSEK	Note	Oct 31, 2018	Oct 31, 2017	Apr 30, 2018
ASSETS
Non-current assets
Property, plant and equipment		14,524	16,872	15,527
Capitalized development costs	3	432,386	421,124	426,079
Other intangible assets		46,053	36,017	45,957
Financial non-current assets		2	2	2
Total non-current assets		492,965	474,015	487,565

Current assets
Inventories	4	11,141	12,896	9,746
Accounts receivable		1,710	1,701	1,578
Other current receivables		82,036	1,281	34,371
Prepaid expenses and accrued income		6,448	9,587	19,234
Cash and cash equivalents		4,607	68,791	15,580
Total current assets		105,942	94,256	80,509

TOTAL ASSETS		598,907	568,271	568,075

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		19,439	17,641	17,641
Ongoing conversion		2,782	-	-
Other capital provided		1,377,234	1,218,468	1,232,290
Reserves		(141)	(16)	(29)
Retained earnings including income (loss) for the period		(998,364)	(843,656)	(904,860)
Equity attributable to Parent Company shareholders		400,951	392,436	345,042
Equity attributable to non-controlling interests		(14)	(3)	(6)
Total equity	9	400,937	392,433	345,036

LIABILITIES
Long-term liabilities
Deferred tax liability		32,822	-	-
Total long-term liabilities		32,822	0	0

Current liabilities
Convertible debt instruments		111,835	25,275	52,841
Other short-term borrowings		11,552	112,919	134,419
Accounts payable		14,820	15,363	9,256
Other current liabilities		3,371	3,358	3,504
Accrued expenses and deferred income		23,570	18,923	23,019
Total current liabilities		165,148	175,838	223,039

Total liabilities		197,970	175,838	223,039

TOTAL EQUITY AND LIABILITIES		598,907	568,271	568,075

Any contingent liabilities and pledged assets are reported in note 6

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 15 (22)

Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Ongoing new share issue/conver- sion	Other capital provided	Reserve s	Retained earnings incl. income (loss) for the period	Total equity attributable to Parent Company shareholders	Non-controlling interests	Total equity
Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the period	-	-	-	-	(56,804)	(56,804)	(3)	(56,807)
Other comprehensive income (loss)	-	-	-	(10)	-	(10)	-	-11
Comprehensive income (loss) for the period	0	0	0	(10)	(56,804)	(56,814)	(3)	(56,817)
Warrants	-	-	1,171	-	-	1,171		1,171
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-	-	(15,795)	-	-	(15,795)	-	(15,795)
Closing balance as of October 31, 2017	17,641	0	1,218,467	(16)	(843,657)	392,435	(3)	392,433

Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the year	-	-	-	-	(118,007)	(118,007)	(6)	(118,013)
Other comprehensive income (loss)	-	-	-	(23)	-	(23)	-	(23)
Comprehensive income (loss) for the year	0	0	0	(23)	(118,007)	(118,031)	(6)	(118,036)
Warrants	-	-	13,713	-	-	13,713	-	13,713
Equity component in issue of convertible debt instruments	-	-	985	-	-	985	-	985
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-	-	(15,500)	-	-	(15,500)	-	(15,500)
Closing balance as of April 30, 2018	17,641	0	1,232,290	(29)	(904,860)	345,042	(6)	345,036

Opening balance as of May 1, 2018	17,641	0	1,232,290	(29)	(904,860)	345,042	(6)	345,036
Adjustment due to changed accounting policies					(1,427)	(1,427)		(1,427)
Adjusted opening balance as of May 1, 2018	17,641	0	1,232,290	(29)	(906,288)	343,616	(6)	343,609
Income (loss) for the period	-	-	-	-	(92,076)	(92,076)	(8)	(92,084)
Other comprehensive income (loss)	-	-	-	(112)	-	(112)	0	(112)
Comprehensive income (loss) for the period	0	0	0	(112)	(92,076)	(92,188)	(8)	(92,196)
Warrants	-	-	0	-	-	0	-	0
Equity component in issue of convertible debt instruments	-	-	4,276	-	-	4,276	-	4,276
Reversal of expenses upon conversion of convertible debt instruments	-	-	1,105	-	-	1,105	-	1,105
Reversal of equity in connection with redemption of warrants	-	-	(10,617)	-	-	(10,617)	-	(10,617)
New share issues	806	-	101,631	-	-	102,438	-	102,438
Redemption of convertibles	992	-	36,008	-	-	37,000	-	37,000
Ongoing conversion		2,782	12,698	-	-	15,481	-	15,481
Issue expenses	-	-	(158)	-	-	(158)	-	(158)
Closing balance as of October 31, 2018	19,439	2,782	1,377,234	(141)	(998,364)	400,951	(14)	400,937

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 16 (22)

Consolidated cash flow statement

	2018	2017	2018	2017	2017/18
TSEK	Aug-Oct	Aug-Oct	May-Oct	May-Oct	May-Apr
Operating activities
Operating income (loss) before financial items	(22,627)	(22,129)	(49,199)	(50,549)	(103,724)
Adjustments for non-cash items	1,284	1,121	2,560	2,237	6,420
Interest received	41	5	49	33	101
Interest paid	(506)	(3,468)	(927)	(7,494)	(10,126)
Cash flow from operating activities before working capital changes	(21,807)	(24,470)	(47,516)	(55,773)	(107,329)

Change in working capital
Change in inventories	92	554	(1,395)	789	2,869
Change in accounts receivable	(141)	(1,701)	(132)	(1,666)	(1,543)
Change in other current receivables	(581)	(2,797)	(3)	(2,469)	335
Change in accounts payable	(877)	(3,102)	5,351	(5,487)	(11,755)
Change in other current liabilities	(2,355)	422	(844)	(6,438)	(6,211)
Cash flow from operating activities	(25,669)	(31,094)	(44,539)	(71,044)	(123,634)

Investing activities
Investments in intangible assets	(4,400)	(2,137)	(7,331)	(4,658)	(21,037)
Investments in property, plant and equipment	(628)	-	(628)	(130)	(415)
Cash flow from investing activities	(5,029)	(2,137)	(7,960)	(4,788)	(21,452)

Financing activities
Increase in liabilities to credit institutions	-	-	4,801	-	-
Repayment of liabilities to credit institutions	(4,801)	-	(4,801)	-	-
Borrowings	0	2,000	-	3,000	3,000
Repayments of loans	(11,000)	(25,000)	(26,000)	(34,500)	(39,000)
Convertible debt instruments	51,200	-	68,200	-	21,000
Warrants	-	199	-	199	199
New share issues	18	7,237	18	159,282	159,282
Issue expenses	(703)	(10,817)	(703)	(11,356)	(11,826)
Cash flow from financing activities	34,714	(26,381)	41,515	116,625	132,655

Cash flow for the period	4,016	(59,614)	(10,984)	40,791	(12,430)
Exchange rate differences in cash & cash equivalents	8	0	11	0	10
Cash and cash equivalents at beginning of the period	584	128,406	15,580	28,001	28,001
Cash and cash equivalents at end of the period	4,607	68,791	4,607	68,791	15,580

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 17 (22)

Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is presented in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts are presented in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Supplementary Accounting Rules for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods for the Group are unchanged compared to those described in the Annual Report for the financial year May 1, 2017 – April 30, 2018, apart from the fact that the company has applied IFRS 15 and IFRS 9 since May 1, 2018. An account of these is given below.

Apart from the two cases mentioned above, new or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2018 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the convertible debt instruments and the loan from MGC. The fair values of the convertibles amount to TSEK 116,238, while their carrying amount including accrued interest is TSEK 112,942. The fair value of the loan from MGC amounts to TSEK 5,546, while its carrying amount including accrued interest is TSEK 6,628. The Group currently has only one operating segment and therefore does not disclose any segment information.

The following new IFRS have been applied by Oasmia since May 1, 2018:

IFRS 9 Financial instruments: This standard came into force on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

IFRS 9 Financial Instruments replaces IAS 39 and covers reporting of financial assets and liabilities. With regard to the classification and measurement of financial instruments, IFRS 9 involves simplifications compared to IAS 39. In order to assess how financial instruments are to be recognized pursuant to IFRS 9, the company should take into account the contractual cash flows and the business model within which the instrument is held.

One effect of IFRS 9, compared to IAS 39, is that credit losses will be recognized earlier. The criteria for hedge accounting have also been changed.

The introduction of this standard has not had any significant impact on the current report.

IFRS 15 Revenue from Contracts with Customers: This standard came into effect on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

This standard primarily replaces IAS 18 Revenue, which is the standard that has regulated the reporting of revenue so far. The basic principle for when a revenue may be recognized pursuant to IFRS 15 is when the customer can use the goods acquired or can profit from the benefit of a service, while IAS 18 focuses more on when risk is transferred from the vendor to the purchaser.

When it is introduced, IFRS 15 shall also be applied retroactively to previous periods in accordance with one of the following methods:

•	Complete retroactive application to previous periods.
•	The combined effect of a first application is reported as an adjustment of the opening balance of equity.

Oasmia has chosen to apply the second method, that is to only adjust the opening balance of equity. The impact of this adjustment has involved a reduction of equity of approximately MSEK 1.4. This derives from different reporting of the distribution rights for Oasmia’s Russian distributor that were invoiced and taken up as revenue in the last financial year. A further account of this is given in note 9 below.

The following new IFRS is expected to impact Oasmia’s financial reporting in coming financial years:

IFRS 16 Leasing: This standard comes into effect on January 1, 2019, which means that it will be applied by Oasmia as from the 2019/2020 financial year.

IFRS 16 requires the lessee to report, at the beginning of the leasing agreement, the right to use the leased assets in the balance sheet and at the same time a lease liability is to be reported. For Oasmia this will primarily mean that the rental agreements now reported as operational leasing agreements will be recognized in the balance sheet. The assets will be amortized during the time they are used and leasing rates will be reported both as the payment of instalments on the leasing liability and as an interest expense in the income statement.

The leasing liability may also be reassessed during the term of the lease under certain circumstances, for example if modifications are made to the lease.

There will be two exceptions, however. Leased assets of low value and short-term leasing (for a period of no more than twelve months) will be exempt from the obligation to capitalize the right of use and to enter the expected leasing payments as a liability.

It is estimated that the balance sheet total will consequently increase by approximately MSEK 20-25. It will also mean that expenses of approximately MSEK 6-7 per year, which are now reported in the income statement under Other external expenses, will be reported partly as depreciation and partly as interest expenses.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 18 (22)

Note 2 Taxes

The Group has accumulated losses carried forward, related to previous years and this period, amounting to TSEK 1,068,146 compared to TSEK 948,767 at the end of the second quarter the previous year. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

During the period the veterinary assets were transferred from the Parent Company to its subsidiary in the US, AdvaVet. In the Parent Company these assets were recognized in the amount of TSEK 109,408, which was also their taxable value. After the transfer to AdvaVet, the assets have no taxable value, however, which has led to a taxable temporary difference. This has led to a deferred tax expense in the consolidated income statement for the period of TSEK 32,822 and a corresponding deferred tax liability in the consolidated statement of financial position. When calculating the deferred tax effect, the American tax rate has been used, as the assets’ value is expected to be recovered in the US.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Oct 31, 2018	Oct 31, 2017	Apr 30, 2018
Paclical	322,978	311,742	316,671
Paccal Vet	109,408	109,382	109,408
Total	432,386	421,124	426,079

During the period all veterinary assets, including the capitalized development costs for Paccal Vet of MSEK 109, were transferred from the Parent Company to the American subsidiary AdvaVet.

Note 4 Inventories

TSEK	Oct 31, 2018	Oct 31, 2017	Apr 30, 2018
Valued at cost of acquisition

Raw materials and consumables	4,718	4,806	3,092
Products in progress	6,423	8,090	6,653
Total	11,141	12,896	9,745

Goods have been expensed or written down as follows:

	2018	2017	2017/18
TSEK	May-Oct	May-Oct	May-Apr
Goods expensed	-	-	-
Goods written down	-	-	1,069

Note 5 Transactions with related parties

At October 31, 2018, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 at the end of the second quarter the previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of October 31, 2018, it was completely unutilized, which was also the case as of October 31, 2017.

A loan of TSEK 6,000 plus TSEK 96 was repaid to Arwidsro Investment AB, Oasmia’s principal owner, during the period.

During the period the Parent Company transferred all veterinary assets to the American subsidiary AdvaVet free of charge. The carrying amount of these assets, MSEK 109, has been recognized in the Parent Company as “Participations in Group companies”.

During the period MGC Capital Ltd acquired 33,870,967 new shares in Oasmia through the redemption of warrants. At October 31, 2018 they were the second largest shareholder, with a 12 percent holding.

No other material transactions with related parties occurred during the period beyond remuneration provided to members of the Board and employees.

Note 6 Contingent liabilities and pledged assets

The Parent Company has issued a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 19 (22)

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

In previous reports Oasmia has provided information concerning a claim filed by a supplier that the company has contested. The Board and management have previously assessed that in the event of a negative outcome in any legal dispute, the company would be impacted by a cost of approximately MSEK 10. During the period this claim was relinquished by the supplier in question without any cost for Oasmia.

Note 7 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the business these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2017 – April 30, 2018. No further risks have occurred during the period.

Note 8 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at October 31, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Note 9 Adjustment of equity due to changed accounting policies

During the past financial year, 2017/2018, Oasmia invoiced its Russian partner TUSD 200, translated to TSEK 1,595, for the distribution rights in the countries specified in the distribution agreement. This sum was recognized as revenue in 2017/2018 and was included in the “Net sales” row in the income statement.

Under IFRS 15, which Oasmia has applied since the beginning of the current financial year, when calculating the transaction price of a transaction, payment from a customer shall be adjusted for any financing component that arises if the agreed time for payment results in a (significant) financing benefit for the company. As the distribution agreement in question is valid for five years, with an optional two-year extension, the invoiced TSEK 1,595 is assessed to contain a financing component, which is calculated to be TSEK 485. The transaction price has thus been calculated to be TSEK 2,080. The transaction price and the financing component are recorded as revenue and an expense, respectively, and are then distributed over the duration of the agreement, that is 7 years. This means that if IFRS 15 had been valid in 2017/2018, TSEK 198 would have been recognized in the income statement as “Net sales” for that financial year and TSEK 31 would have been recognized in the income statement as “Financial expenses”.

The following table illustrates the difference between how this was recognized in 2017/2018 and how it would have been recognized if IFRS 15 had been valid then:

	Invoiced distribution rights
	Recognized 2017/18	Under IFRS 15	Difference
Net sales	1,595	198	(1,397)
Financial expenses	-	(31)	(31)
Income for the year 2017/18	1,595	167	(1,427)

Equity was adjusted by TSEK (1,427) at May 1, 2018.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 20 (22)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB certify that this interim report gives a fair view of the and Group’s activities, position and results and describes essential risks and uncertainty factors that the Parent Company and the companies that are part of the Group face.

November 30, 2018

Uppsala, Sweden

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board

Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board

Per Langö, Member of the Board

Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:00 CET on November 30, 2018.

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 21 (22)

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the head office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

FUTURE REPORT DATES

Interim report May 2018 – January 2019	March 1, 2019
Year-end report May 2018 – April 2019	June 5, 2019
Interim report May 2019 – July 2019	September 6, 2019
Interim report May 2019 – October 2019	December 3, 2019

Oasmia Pharmaceutical AB (publ) – Interim report May – October 2018 22 (22)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona has been translated into U.S. dollars at the closing rate as per October 31, 2018 which was 9.1462 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2018	2017	2017/18
$ thousand if nothing else is stated	May-Oct	May-Oct	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	222,215	176,406	176,406
Weighted average number of shares, before and after dilution, in thousands	181,196	156,153	166,196
Earnings (loss) per share, before and after dilution, in $	(0.06)	(0.04)	(0.08)
Equity per share, $	0.20	0.24	0.21
Equity/Assets ratio, %	67	69	61
Net debt	12,987	7,588	18,771
Net debt/Equity ratio, %	30	18	50
Number of employees at the end of the period	57	58	58

Consolidated income statement in brief
Net sales	31	183	346
Capitalized development cost	690	459	1,001
Operating income (loss)	(5,379)	(5,527)	(11,341)
Financial income and expenses - net	(1,100)	(684)	(1,562)
Income (loss) before taxes	(6,479)	(6,211)	(12,903)
Income (loss) for the period	(10,068)	(6,211)	(12,903)
Comprehensive income (loss) for the period	(10,080)	(6,212)	(12,905)

Consolidated statement of financial position in brief
Total non-current assets	53,898	51,826	53,308
Total current assets	11,583	10,305	8,802
Total assets	65,482	62,132	62,110
Total equity	43,836	42,907	37,725
Total current liabilities	18,056	19,225	24,386
Total liabilities	21,645	19,225	24,386
Total equity and liabilities	65,482	62,132	62,110

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(5,379)	(5,527)	(11,341)
Cash flow from operating activities before changes in working capital	(5,195)	(6,098)	(11,735)
Cash flow from operating activities	(4,870)	(7,768)	(13,518)
Cash flow from investing activities	(870)	(523)	(2,345)
Cash flow from financing activities	4,539	12,751	14,504
Cash flow for the period	(1,201)	4,460	(1,359)
Cash and cash equivalents at end of the period	504	7,521	1,703